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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213).

        This report on Form 6-K contains a press release dated December 16, 2002 announcing TELIASONERA REPORTING DATES IN 2003.

1(1)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

DECEMBER 16, 2002, at 4.00 p.m.

TELIASONERA REPORTING DATES IN 2003

        TeliaSonera will distribute its financial reports and hold its shareholder meeting in 2003 according to the following:

        Year-End Report January-December 2002: February 19

        Interim Report January-March 2003: May 8

        Annual General Meeting: May 8

        Interim Report January-June 2003: July 31

        Interim Report January-September 2003: October 29

        Year-End Report for January—December 2002 for Sonera Corporation will also be published on February 19, 2003.

SONERA CORPORATION

Jyrki Karasvirta,
Vice President,
Acting Head of Corporate Communications

DISTRIBUTION:
HEX
Major media

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2002
SONERA CORPORATION
	By:	/s/ JYRKI KARASVIRTA Jyrki Karasvirta Vice President, Acting Head of Corporate Communications
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE DECEMBER 16, 2002, at 4.00 p.m.
TELIASONERA REPORTING DATES IN 2003
SIGNATURES